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JAMES F. FULTON, JR. (650) 843-5103 fultonjf@cooley.com	*FOIA Confidential Treatment Request*
Confidential Treatment Requested by ARYx Therapeutics, Inc. with respect to certain information herein in connection with Registration Statement on Form S-1 (File No. 333-145813)

October 24, 2007

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Mr. Jeffrey P. Riedler Ms. Suzanne Hayes Ms. Sonia Barros Ms. Vanessa Robertson Mr. Mark Brunhofer
Re:	ARYx Therapeutics, Inc. Amendment No. 2 to Registration Statement Registration File No. 333-145813

Ladies and Gentlemen:

On behalf of ARYx Therapeutics, Inc. (the "Company"), we are transmitting for filing Amendment No. 2 (the "Amendment") to the Registration Statement on Form S-1, File No. 333-145813 (the "Registration Statement"). We are sending a copy of this letter, the Amendment and various supplemental materials in the traditional non-EDGAR format, including a version that is marked to show changes to the Registration Statement filed with the U.S. Securities and Exchange Commission (the "Commission") on October 3, 2007, and will forward a courtesy package of these documents for the staff of the Commission (the "Staff"), in care of Ms. Barros.

The Amendment is being filed in response to comments received from the Staff, by letters dated October 17, 2007 and October 23, 2007, with respect to the Registration Statement (the "Comments") and is in addition to the supplemental correspondence sent to the Staff on October 3, 2007. The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff's convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment. This submission is accompanied by a request for confidential treatment, pursuant to 17 C.F.R. § 200.83, because of the commercially sensitive nature of certain information discussed herein. The Company respectfully requests that the bracketed and highlighted portions of this letter be withheld from public disclosure.

Comments received in the October 17, 2007 Letter:

General

  1.
  It appears that, in reliance on Freedom of Information Act Rule 200.83, you are seeking confidential treatment of almost your entire response to our prior comment 43. As it is highly unlikely that all items in your response are properly subject to a confidential treatment request, please resubmit your request to narrow its scope. Please resubmit both your paper response and the redacted electronic version after you have narrowed the request in scope.

  In response to the Staff's comment, the Company has revised and narrowed its request for confidential treatment to comment 43 in the prior letter. Your prior comment 43 and our response to such comment are set forth below. The Company respectfully requests that the bracketed and highlighted portions of this letter be withheld from public disclosure.

  43.
  For your collaboration agreement with P&G, please provide us with a description of all your rights and obligations, the performance period, all deliverables, and the contractual cash flows as stipulated within the agreement. Please identify each unit of accounting pursuant to EITF 00-21, the revenue recognition method you employ for each unit, and the basis for using each revenue recognition method. Please tell us if you have bundled several deliverables into one single unit of accounting and how you determined the revenue recognition model to be used for this single unit of accounting. Specifically tell us how you considered the following terms of the agreement in your EITF 00-21 analysis:

  •
  The right to co-promote and/or co-develop ATI-7505

  •
  Participation in the joint steering committee and any other committees

  •
  Development services, such as formulation, development and manufacturing of drug substance and products, as well as other activities related to licensed technology

    In addition, please specifically address the revenue recognition method used for service revenues. Please clarify the circumstances when service revenues are recognized as costs are incurred as opposed to when services are performed. As it appears as though the first method uses an input measure (cost), please clarify for us why such a measure is appropriate given that output measures are typically more reliable for determining progress. In your explanation, describe the relationship between costs incurred and the performance of services.

  In response to the Staff's comment, the Company has revised the disclosure on pages 46 and F-22 of the Registration Statement to more clearly reflect the basis for its accounting treatment.

  Key provisions of the collaboration agreement with P&G

  In response to the Staff's comments, the Company submits that the following are the key provisions of the collaboration agreement with P&G that address the rights and obligations of both parties as well as the Company's estimated performance period under the agreement:

  •
  P&G is primarily responsible for the development of the ATI-7505 program beginning from the effective date of the agreement. Under the agreement, P&G bears all future development costs unless the Company elects to exercise its co-development option. At this time, [**] the co-development option and is not obligated to provide services or other efforts in support of the development of ATI-7505. The agreement specifically states that unless the Company gives prior written consent, "ARYx shall have no obligation to perform any Development activities," with the exception of certain transitional activities specified in Exhibit D of the agreement—all of which were completed by December 31, 2006. The Company has not indicated in writing to P&G any intent to perform any additional development activities except for certain service related activities discussed further below under the section Development Services and Expense Reimbursement other than specified transitional services.

  •
  P&G is obligated to use "Commercially Reasonable" efforts to develop and commercialize the licensed products.

[**]
Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions. Omitted information has been replaced by [**].

  •
  The agreement establishes a Joint Steering Committee ("JSC") to oversee the development, regulatory approval, and commercialization activities of the ATI-7505 program. While the JSC will operate by consensus of the parties, [**] on matters pertaining to the development and commercialization of the ATI-7505 program. Any disagreements between the parties pertaining to JSC matters may be [**]; any matters that remain unresolved are determined by [**]. Additionally, the agreement states that, "the parties acknowledge and agree that the Company has the right, but not the obligation, to participate in the JSC with respect to [**] activities, and the Company may waive its right to participate in any decision relating to [**] activities at any time." While the Company has an obligation to participate on the JSC, this participation is not related to the performance of any services or deliverables under the agreement and the Company believes that failure to participate in the JSC, while not in the business interests of the Company, would not result in a material breach by the Company or trigger a termination right or other penalties in favor of P&G under the terms of the agreement.

[**]
Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions. Omitted information has been replaced by [**].

•
The Company is responsible for all costs incurred prior to the effective date of the collaboration agreement, except those set forth in Exhibit E that are listed as reimbursable by P&G.

•
The Company will be reimbursed for development activities post-effective date only if all of the following criteria are met:

•
Activities are set forth in the development plan as determined by the JSC;

•
The Company, at its sole discretion, gives prior written consent of its intent to perform such activities;

•
Total costs and expenses do not exceed [**] of the amount pre-approved by the JSC; and

•
The Company's reimbursable personnel costs are calculated based on a pre-determined, fully-loaded FTE rate [**].

  Paragraph 4.1 of the collaboration agreement states, "For the avoidance of doubt, ARYx shall have no obligation to perform any Development activities" other than those during the transition period. To date, the Company has not agreed in writing to perform any services.

  •
  The Company has the option to co-develop ATI-7505 upon [**].

  •
  The Company has the option to co-promote each licensed product in the United States. A co-promotion agreement shall [**]. The Company may exercise its co-promotion option at any time after it receives a co-promotion notice from P&G, which will be provided [**]. It is customary in the sales and marketing of pharmaceutical products that the sales representatives will detail several products, and those products will be positioned in a pre-determined order. Payments to the Company will be determined based upon [**].

  •
  P&G has the sole responsibility and decision-making authority with respect to the manufacturing of licensed products during both the development and commercialization phases of the agreement.

  •
  P&G has the right to terminate the collaboration agreement for the following conditions:

  •
  any time during the 30-day period following the s-GERD milestone date;

  •
  any time during the [**] period following the QTc milestone date; or

  •
  on [**].

  •
  The Company has the right to terminate the collaboration agreement under a material breach of the agreement by P&G.

  Performance Period

  As discussed under the preceding section, the agreement with P&G is a broad development and commercialization agreement. The deliverables discussed below define the Company's performance period under the agreement are as follows: (a) technology license; (b) transitional services; and (c) participation in the JSC during the development period only. The technology license was delivered upon execution of the agreement. The transitional services specified in Exhibit D to the agreement were delivered in their entirety by December 31, 2006. As discussed above, the agreement provides for the establishment of a JSC. However, the Company's obligation to participate in the JSC is limited to the period of [**] as the agreement clearly states, "the parties acknowledge and agree that the Company has the right, but not the obligation, to participate in the JSC with respect to [**]." The Company has therefore concluded that its performance period under the agreement is approximately 77 months based upon the current [**].

  Deliverables

  Under the agreement with P&G, the Company is required to deliver the following:

    •
    Technology license;

    •
    Transitional services; and

    •
    Participation in the JSC during [**].

[**]
Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions. Omitted information has been replaced by [**].

  Contractual Cash Flows

  As stipulated in the collaboration agreement, the following summarizes the contractual cash flows that the Company has received, or could receive, from P&G:

  •
  Non-refundable, non-creditable upfront fee of $25 million (received).

  •
  Milestone payments as follows:

  •
  S-GERD Milestone: varying amounts, between $[**] to $[**], depending on the results of the S-GERD study according to predetermined criteria (received).

  •
  QTc Milestone: varying amounts, between $[**] to $[**], depending on the results of the QTc study according to predetermined criteria.

  •
  1st [**] Indication Milestones: 6 milestones, varying amounts, each corresponding to the achievement of certain performance-based events, for a total of $[**].

  •
  2nd [**] Indication Milestones: 4 milestones, varying amounts, each corresponding to the achievement of certain performance-based events, for a total of $[**].

  •
  3rd [**] Indication Milestones: 4 milestones, varying amounts, each corresponding to the achievement of certain performance-based events, for a total of $[**].

  •
  [**] Indication Milestones: 4 milestones, varying amounts, each corresponding to the achievement of certain performance-based events, for a total of $[**].

    •
    Non-[**] Indication Milestones: 5 milestones, varying amounts, each corresponding to the achievement of certain performance-based events, for a total of $[**].

    •
    Alternative Development Milestones: 6 milestones, varying amounts, each corresponding to the achievement of certain performance-based events, for a total of $[**].

    •
    Commercialization Milestones: 4 milestones, varying amounts, each corresponding to the achievement of certain levels of cumulative worldwide net sales, for a total of $[**].

  •
  Royalties:

  •
  Prescription—US: [**]% to [**]% of net sales per year.

  •
  Prescription—Japan: [**]% to [**]% of net sales per year.

  •
  Prescription—Outside US & Japan: [**]% to [**]% of net sales per year.

  •
  Over-The-Counter: [**]% to [**]% of net sales per year.

  •
  Service revenues:

    The Company's agreement with P&G provides for P&G to make payments to the Company for both the transitional services outlined in Exhibit D to the agreement and for any requested development services that the Company agrees to provide. The agreement calls for the Company to receive reimbursement for its labor at an annual rate of $[**] per year per full time equivalent personnel, and to receive reimbursement for [**].

Consideration of units of accounting under EITF 00-21

  The Company acknowledges that the accounting for any collaboration agreement is a complex area, and has reviewed with its advisors the existing literature, guidance documents and potentially analogous situations in applying existing guidance to similar arrangements. The Company evaluated this arrangement in its entirety pursuant to Emerging Issues Task Force ("EITF") Issue 00-21 and determined that the four separate sources of cash flows represent four units of accounting with respect to the P&G agreement. The analysis for each source of cash flow is discussed below.

[**]
Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions. Omitted information has been replaced by [**].

  A. Upfront Fee

  The Company believes that the licensing of certain of its intellectual property rights at the inception of the agreement represents a deliverable without separate and stand alone value. The Company concluded that it was unlikely that P&G would have licensed its technology without contractually committing the Company to the other deliverables, such as delivery of the transitional services and joint participation in the JSC during [**].

  It is the Company's conclusion that the earnings process of the $25 million upfront fee culminates upon the completion of all of the following: (1) delivery of the technology license, (2) delivery of the transitional items, which was completed on December 31, 2006, and (3) the completion of the Company's obligation to participate on the JSC. Accordingly, revenue associated with the upfront fee is deferred and recognized on a straight-line basis over the remaining estimated performance period beginning with the effective date of the collaboration agreement through December 2012, the anticipated remaining [**] under the [**] plan. For revenue recognition purposes and on a quarterly basis, the Company reviews and revises, if necessary, the estimated [**] for ATI-7505 and will adjust the recognition of the deferred upfront license fee revenue accordingly.

  The Company is disclosing the basis for its revenue recognition method in the Registration Statement without disclosing the [**] since the Company believes that competitive harm to both P&G and the Company may result from such information being made public as it pertains to [**], as well as the Company's belief that a forward-looking statement incorporating an estimate that is subject to change and significant estimation error would be inappropriate for public disclosure at this time.

  In addition to the analysis above, the Company also considered the following additional other key components of the collaboration agreement:

  •
  The Company's co-promotion option is a right, not an obligation, and does not represent a "deliverable". Should the Company choose to exercise this option in the future, Exhibit G to the collaboration agreement provides for a specific compensation structure [**].

  •
  The Company's co-development option is a right, not an obligation, and therefore does not represent a "deliverable". Paragraph 4.10(b) of the collaboration agreement states: "In the event that ARYx does not exercise its Co-Development Option with respect to a Licensed Product within such period, ARYx shall [**].

  •
  The Company has no contractual obligation to perform any development activities. However, if the Company agrees in writing to perform any such activities, compensation is at fair value. The Company will be compensated at a pre-determined full time equivalent (FTE) rate of $[**] per FTE per year, representing the fair value of those services based on the cost of doing business at the Company and the Company believes it represents fair value for the development services performed. The Company will only perform these services at the request of P&G or the JSC and only if they are agreed to by the Company. Additionally, the Company is entitled to reimbursement of any third party costs incurred with respect to such development activities.

  •
  The Company has no manufacturing responsibility. Paragraph 7.1 of the collaboration agreement states: "As between the Parties, P&G shall have the sole responsibility and decision-making authority with respect to the Manufacturing of Licensed Products in bulk and finished form for use by P&G, its Affiliates, and its sublicensees in the Field in the Territory, and for use by ARYx pursuant to the Development Plan."

  •
  Patent defense and maintenance is a scope exception under SAB 104. According to SAB 104, a standard patent defense and maintenance clause in a technology license arrangement would not constitute an additional deliverable. Irrespective of that, the agreement provides that the Company will be reimbursed for any patent maintenance costs incurred.

[**]
Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions. Omitted information has been replaced by [**].

  B. Development Services and Expense Reimbursement

  Development Services

  The performance of development services are not an obligation for the Company. However, to the extent that the Company agrees to perform these development services, the Company will be reimbursed at fair value as described above. Payment for the Company's development services is accounted for as a separate unit of accounting. Service revenue is recognized when related services are performed, as the fees for such services are fixed and collection has been deemed to be probable.

  Expense Reimbursement

  The collaboration agreement also provides that P&G shall be responsible for payment of all pre-agreed costs and expenses incurred by or on behalf of the Company in connection with development activities. These activities may include costs to formulate, develop, and manufacture drug substance and products, as well as other activities related to the ATI-7505 development program. The collaboration agreement states: "Reimbursement of ARYx by P&G pursuant to this Section 4.9 shall be made only with respect to amounts actually incurred by ARYx." Importantly, any such activities to be performed by the Company must be agreed to by the Company and are therefore not a contractual obligation.

[**]
Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions. Omitted information has been replaced by [**].

  Under EITF Issue 01-14, Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred, the EITF reached a consensus on the characterization of reimbursements received for out-of-pocket expenses incurred as revenue. EITF Issue 99-19 and Issue 00-10 provide the principal support for the EITF's consensus. The guidance in Issue 99-19 indicates that whether a company should record revenue for the gross amount or net is a matter of judgment based on the relevant facts and circumstances. Issue 99-19 provides a series of indicators that should be considered in making the determination, and the EITF agreed that the following Issue 99-19 indicators would support the characterization of reimbursements received as revenue:

  •
  The Company is the "primary-obligor" with respect to purchasing goods and services from third-party suppliers;

  •
  The Company has the discretion in selecting the third-party suppliers; and

  •
  The Company generally has the credit risk because it typically receives reimbursement from P&G after goods have been purchased or services have been performed.

  Accordingly, the Company recognizes these "pass-through expenses" as revenue upon invoicing P&G for actual costs incurred, provided that collectibility is reasonably assured and services have been performed by these third party vendors. To the extent that the Company invoices P&G for costs incurred prior to the completion of service delivery, such revenue is deferred and recognized as revenue as the services are performed.

  The Company agrees with the Staff's comments that output measures are generally more reliable for determining progress and therefore recognizing revenue. For example, some third-party services are billed to the Company in advance of completion of service delivery. To the extent the Company "passes-through" those costs to P&G, the Company defers recognition of those related pass-through revenues so that they are recognized over the period of the third party service delivery.

  C. Milestone Payments

  Milestone payments are non-refundable and are contingent upon the achievement of specific events or certain levels of clinical performance or results that are defined in accordance to the agreement. Examples of milestones under the P&G contract are:

  •
  Clinical results achieved based on [**];

  •
  Clinical results achieved based on statistical measurement parameters;

  •
  Milestone payment upon [**];

  •
  [**]; and

  •
  Achievement of approval by local regulatory authorities in the EU or Japan.

[**]
Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions. Omitted information has been replaced by [**].

  None of the milestone payments are dependent upon the achievement of future milestones. Given the fact that the Company is not in control of future development and regulatory efforts, these milestones are substantive and "at-risk." Accordingly, the Company's revenue recognition policy calls for the recognition of milestone payment revenue when the underlying milestone is achieved, provided that payment collectibility is reasonably assured.

  D. Royalties

  Royalty payments are a function of future sales volume and thus all criteria for treatment as a separate unit of accounting are met: stand-alone value (based on sales volumes), evidence of fair-value (market price of drug product) and no right of return (drug product not marketed directly by the Company). Commercialization is uncertain at this point in time. The Company therefore defers a detailed discussion of the accounting for royalty revenue until commercialization becomes probable.

Summary, page 1

  2.
  We note your response to comment 8. Please revise to also disclose your failure to meet preliminary endpoints in comparison to placebo.

  In response to the Staff's comment, the Company has revised the disclosure on page 2 of the prospectus.

  3.
  We note your response to comment 9. Please provide us with the basis for your belief that your product candidates target multi-billion dollar markets.

  In response to the Staff's comment, the Company would like to submit to the Staff's attention the following publications that support a basis for the Company's belief that its product candidates target multi-billion dollar markets:

  •
  Decision Resources, Cardium Anticoagulants, August 2005, page 159 (stating that projected sales for oral anticoagulants in 2014 will equal $6.5 billion);

  •
  Med Ad News, World's Best Selling Medicines, July 2007 (stating that the therapeutic category of gastrointestinal disorders sales in 2006 equaled $17.3 billion);

  •
  Med Ad News, World's Best Selling Medicines, July 2007 (stating that the therapeutic category of schizophrenia sales in 2006 equaled $14.8 billion); and

  •
  Datamonitor, Pipeline Insights: Antiarrythmics, April 2006 (stating that the antiarrythmic category projected sales in 2012 will equal $2.4 billion).

  A courtesy package of copies of these publications will be sent to the Staff in care of Ms. Barros.

If third parties do not manufacture our product candidates in sufficient quantities..., page 17

  4.
  We note your response to comment 17. Your disclosure states that if ChemShop BV "terminates the agreement" you would not be able to manufacture ATI-5923 until an alternate supplier was qualified. Please describe the terms of your agreement with ChemShop and file the agreement as an exhibit. Alternatively, provide us with an analysis supporting your determination that you are not substantially dependent on ChemShop. The analysis should discuss whether you believe there are other companies available that are capable of producing ATI-5923.

  In response to the Staff's comment, the Company intends to revise the disclosure on page 17 of the prospectus to clarify the role of ChemShop as a supplier to the Company. The Company supplementally advises the Staff that it is currently qualifying a new vendor to begin manufacturing ATI-5293 in January 2008. The Company's manufacturing process for ATI-5923 has already been transferred to a new vendor as the first step in this qualification process. Further, there are additional manufacturers that could be qualified in the event that this alternative manufacturer cannot begin manufacturing ATI-5923, including vendors that are already supplying the Company with other compounds. Accordingly, the Company respectfully submits that it is not substantially dependent on ChemShop as a manufacturer of ATI-5923.

Compensation Discussion and Analysis, page 94

  5.
  We note your response to our prior comment 31 and reissue that comment in part. Even though you do not have a formal policy for allocating between various forms of compensation, you should be able to discuss what impacted the actual mix of total compensation. Please expand your disclosure to specifically discuss how each compensation element and the company's decisions regarding that element affected decisions regarding other elements.

  In response to the Staff's comment, the Company has revised the disclosure on pages 95-96 of the prospectus.

  6.
  We note your response to our prior comment 33 and reissue that comment in part. To the extent that the input from the human resources department specifically impacted any compensation decisions, please expand your disclosure to discuss the specific impact.

  In response to the Staff's comment, the Company has revised the disclosure on page 95 of the prospectus to clarify that the only input from the human resources department was to present data gathered as part of the Company's formal performance review system. While that data plays an important part in compensation decisions, the participation of the human resources department did not impact any compensation decisions.

  7.
  We note your response to our prior comment 34 and reissue that comment in part. Please describe how the factors regarding company and individual performance impacted salary levels and how the general economic factors impacted salary levels.

  In response to the Staff's comment, the Company has revised the disclosure on page 96 of the prospectus.

  8.
  We note your response to our prior comments 35 and 36 and reissue those comments as follows.

  •
  Please describe the "certain clinical studies on our product candidates and related preclinical studies" you refer to on the top of page 97 for the 2006 corporate goals and milestones.

  •
  Please describe the "individual performance goals" for each executive officer for 2006 and 2007.

  •
  For 2006, please specifically describe how the cash incentive payments paid for 2006 were determined based upon the achievement of the corporate goals and milestones and individual performance goals outlined in this section.

  In response to the Staff's comment, the Company has revised the disclosure on pages 97 and 101-102 of the prospectus.

  9.
  We note your response to our prior comment 39 and reissue that comment in part. Please describe how the "business objectives" outlined have impacted salaries since the time set.

  In response to the Staff's comment, the Company has revised the disclosure on page 96 and 105 of the prospectus. The Company supplementally advises the Staff that while performance is one factor that the compensation committee takes into account in setting base salaries, to date, any adjustments have been based on the perceived market for executive base pay. The compensation committee has recognized performance through variable compensation components of total compensation.

1.
Organization and Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-13

  10.
  In your response to comment 43 you indicate that your licensing of intellectual property rights at the inception of your agreement with P&G represents a deliverable without separate and standalone value because of your obligation to provide the transitional services and to participate in the joint steering committee. Please explain to us how you concluded that the cash flow streams associated with your upfront fee and your transitional services are separate units of account under paragraphs 9 and 10 of EITF 00-21. In this regard, it appears that these deliverables and the associated cash flows should be combined into a single unit of account and that a single revenue attribution model should be followed for this combined unit of account. As a result, please revise your accounting to defer the recognition of your transition service revenues over the performance period of your combined unit of account, or explain to us why this accounting is inappropriate and reference for us the authoritative literature you rely upon to support your accounting.

  In response to the Staff's comment, the Company has revised the disclosure on pages 42 and F-22-F-23 of the prospectus. At inception of the agreement with P&G, the Company identified three deliverables: the technology license, the transitional services and participation on the Joint Steering Committee ("JSC"). Only two deliverables, the technology license and the transitional services, have contractually associated cash flow streams. The Company concluded that the cash flow streams associated with the up-front fee together with the JSC participation and the activities associated with "transitional" services represent two separate units of accounting under the requirements of Issue 00-21.

  As it relates to the license delivered to P&G, this deliverable does not meet the separation criteria to assert standalone value to P&G in accordance with paragraph 9 of Issue 00-21. In addition, the Company has not established objective and reliable evidence of fair value for the undelivered obligation to participate in the JSC. Therefore, these two deliverables have been combined as one unit of accounting.

  The Company has, however, established fair value for the transitional services that it was to provide to P&G following the execution of the agreement. The Company notes that the transitional services represent the pass through of actual costs charged to the Company by third party vendors. Such services were in process at the time the collaboration agreement was signed. These services represent standard support services for the biopharmaceutical industry and are readily available from multiple vendors. In essence, P&G could have contracted separately for these services directly, or performed these activities itself. For example, the Company could have assigned the existing arrangements to P&G, but given the short remaining time frame during which the activities were expected to be completed, the Company and P&G did not believe the time and effort associated with assignment, or to make alternative arrangements, was reasonable or justified. All of these transitional services were performed by unrelated third party vendors hired by the Company and, as noted previously, were substantially completed before the end of 2006. The Company continues to believe that invoices from unrelated third parties satisfies the requirement of paragraph 9.b. of Issue 00-21 requiring objective and reliable evidence of fair value of these services which remained undelivered at the time the agreement was executed.

  The transitional services "passed through" to P&G related to third party invoices for pharmaceutical manufacturing, toxicology studies, foreign patent filings and patent maintenance costs.

  While the agreement also provides for reimbursement to the Company for any additional development services requested by P&G, the Company is under no obligation to agree to perform these services and believes that P&G could secure these services readily from other vendors.

  The Company has not established objective and reliable evidence of fair value of its obligation to participate in the joint steering committee through [**]. Therefore, the Company has concluded that it is not appropriate to account for its joint steering committee participation as a separate unit of accounting, and accordingly, the Company has combined this deliverable with the technology license (the delivered element) into one single unit of accounting. As discussed in the Company's response letter dated October 3, 2007, the cash flows associated with this single unit consist entirely of the up front license fee. Such fee is being recognized as revenue ratably over the expected performance period of the Company's joint steering committee participation. This period is estimated to be 6.5 years from the execution date of the agreement, [**].

[**]
Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions. Omitted information has been replaced by [**].

  While not initially contemplated, as a result of the Staff's comment, the Company has considered that there is an alternative approach to substantiate the accounting treatment for the P&G arrangement, specifically through consideration of paragraph 11 of Issue 00-21. While the Company acknowledges that it was obligated to perform the transitional services, the fees for such services were not fixed or determinable at the outset of the arrangement. Therefore, thinking in the context of paragraph 11, the Company believes one could reasonably conclude that those fees should be recognized when the services are delivered. The nature of the transitional services and the fee structure associated with them is substantially the same as the activities and the fee structure associated with the Development Services and Expense Reimbursement described in the Company's letter to the Staff dated October 3, 2007. As previously stated in that letter, the Company believes the fees for such services, when and if provided, should be accounted for as revenue pursuant to Issue 01-14.

  In summary, the Company's initial view was that there are three deliverables under this agreement comprised of the licensed technology, the transitional services and the joint steering committee participation. As describe above, the Company has not established stand alone value for the licensed technology and has not established objective and reliable evidence of fair value of the joint steering committee deliverable. Therefore, these two deliverables have been combined into a single unit of accounting. The Company has established objective and reliable evidence of fair value for the transitional services and, therefore, the Company has accounted for that undelivered element as a separate unit of accounting, as the services were delivered. And, under an alternative view, applying the concept in paragraph 11 of Issue 00-21 regarding the fixed or determinable nature of the arrangement consideration, one could also conclude that the transitional services revenue should be recognized as the related services are delivered following the guidance in Issue 01-14.

  11.
  We note your response to comment 43. Since you are using the substantive milestone method, please confirm whether the following criteria have been met and revise your policy disclosure to clarify:

  •
  A substantive effort must be involved in achieving each milestone;

  •
  Milestone payments must be reasonable in relation to the effort expended;

  •
  A reasonable amount of time should pass between the up-front payment and the first milestone as well as between successive milestones;

  •
  Risk should be considered; and

  •
  All milestone payments in an agreement should be compared to the effort needed to achieve the milestone with one another and the up-front payment.

  In response to the Staff's comment, the Company has revised the disclosure on page 46 and F-14 of the prospectus. In addition, the Company confirms that the criteria set forth in the Staff's comment have been met and appropriate revisions to clarify the accounting policy disclosure are included on page 46 and F-14 of the Registration Statement. Furthermore, we submit the following to supplementally describe the Company's basis for its accounting policy for the recognition of contingent milestone payments.

  Efforts related to the advancement of our drug candidates generally involve conducting a number of carefully designed, double-blind, placebo controlled clinical trials over a period of time during which the outcomes are dependent upon a number of factors, including the ability to recruit and enroll patients, which may not be in the control of the Company or its licensee. Examples of these "at-risk" performance milestones are:

  Clinical results achieved based on [**]

  Clinical results achieved based on [**]

  [**]

  [**]

  [**]

  It is the Company's experience that milestone payments for events such as those enumerated above are structured to reward the level of success in clinical, regulatory or commercial advancement towards the eventual approval of a drug product from the Company's licensed technology. The Company believes such milestones are commonly found to be substantially at-risk. However, the Company acknowledges that judgment must be applied towards considering the actual facts and circumstances in evaluating whether a given performance milestone is indeed substantively at-risk.

  The Company's agreement with P&G includes provisions under which the Company can earn additional cash payments upon the occurrence of either (i) successful outcomes of research and development efforts as determined by objective, agreed upon measures; or (ii) other external events, such as when [**] or when [**]. The agreement provides for numerous potential milestone payments. However, only the initial milestone related to the outcome of [**] is dependent upon the Company's efforts. All other potential milestone payments that the Company may earn are entirely dependent and contingent upon the successful efforts of P&G.

[**]
Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions. Omitted information has been replaced by [**].

  All of the milestone payments that the Company can earn under the P&G collaboration were substantially at-risk when the Company entered into the agreement. As of June 30, 2006 (the date the Company entered into the agreement with P&G), the [**], related to the first milestone, [**]. As a [**]. It is noteworthy that the range of payments the Company could have received based on [**]. While the Company acknowledges that the total time between the signing of the agreement on June 30, 2006 and the attainment of the first milestone was less than four months, the Company continues to believe that it represents a reasonable amount of time and further that this milestone was substantive and at significant risk at the time when the Company entered into the arrangement. There is a significant risk that [**]. To date, we have not completed the clinical trial program of any product candidate and there are many factors as indicted in the Risk Factor section of the S-1 which may delay or terminate the commencement and completion of clinical trials for the Company's product candidates.

  As to all of the other potential milestone payments the Company may earn in the future, the achievement of the triggering event is outside of the Company's control and not dependent upon the Company's own efforts. The Company considers these milestones to represent contingent bonus payments under its arrangement with P&G and plans to recognize those payments as revenue when (i) P&G informs it that the triggering event has been attained; and (ii) all other revenue recognition criteria with respect to that milestone payment are achieved.

  The Company confirms to the Staff that none of the milestone payments require further effort by the Company or P&G after the achievement of the particular milestone. In other words, the payment represents the culmination of the at-risk efforts associated with that milestone. The Company also notes that upon the attainment of any milestone event, the Company has no further performance obligations related to that payment.

[**]
Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions. Omitted information has been replaced by [**].

4.
Collaboration with Proctor & Gamble Pharmaceuticals, page F-22

12.
We note your response to comment 43. Please expand your disclosure to clarify that the company does not have an obligation to co-promote and/or co-develop ATI-7505. Also clarify that the company has no contractual obligation to perform any development activities and that the company has no manufacturing responsibility. In addition, please disclose your estimated performance period and represent to us that you will discuss any material changes to the estimated completion date in any future Exchange Act periodic reports. Although you indicate that you believe the disclosure of this information can result in competitive harm to you and P&G, this information is important to an understanding of your financial statements and can be readily calculated by comparing your license fee revenues reported in your statements of operations to the total up front fee.

  In response to the Staff's comment, the Company has revised the disclosure on page F-22 of the prospectus. We respectfully confirm for the Staff that we will discuss any material changes to the estimated completion date in the appropriate future Exchange Act filings.

9.
Convertible Preferred Stock, page F-28

13.
We note your response to comment 44. Please clarify in the filing that the convertible preferred stock is not redeemable and that the events that could trigger preferential payments to the preferred stockholders are considered a deemed redemption.

  In response to the Staff's comment, the Company has revised the disclosure on page F-29 of the prospectus.

Comments received in the October 23, 2007 Letter:

Compensation Discussion and Analysis, page 94

  1.
  We note your response to our prior comment 5 and reissue that comment. We note your revised disclosure that the compensation committee does not utilize a fixed weighting system between compensation elements, but that the committee "assesses each executive officer's overall contribution to the business, scope of the executive officer's responsibilities and the executive officer's historical performance to determine that executive officer's annual compensation." Please discuss how these items impacted the actual mix of total compensation.

  In response to the Staff's comment, the Company has revised the disclosure on pages 95-96 of the prospectus. The Company respectfully points out that to date it has not utilized performance reviews in setting base salaries; those adjustments have been made based on market conditions. The Company believes that it has adequately disclosed how performance factors impacted the performance elements of each executives' total compensation.

  2.
  We note your response to our prior comment 6 and reissue that comment. You state that "the information provided by our human resources department consists of the results of our annual performance reviews." Please discuss how the annual performance reviews impacted the compensation awarded. What about the results of each annual performance review impacted that officer's compensation?

  In response to the Staff's comment, the Company has revised the disclosure on pages 97, 101 and 102 of the prospectus to clarify the specific performance objectives the compensation committee took into account when determining the level of cash incentive payments. As discussed on page 96 of the prospectus, the compensation committee does not utilize fixed percentages in determining the cash incentive levels for its executives, but rather relies on subjective determinations of executive performance. The Company respectfully advises the Staff that it believes that the factors that weighed most significantly on those determinations have been disclosed.

  3.
  We note your response to our prior comment 7 and reissue that comment in part. You state that the committee took into account a number of factors, "including the executive's seniority, position, functional role and level of responsibility and individual performance." Please describe how these factors impacted the actual salaries awarded.

  In response to the Staff's comment, the Company has revised the disclosure on page 96 of the prospectus. The Company respectfully submits that it has disclosed that the only factor that resulted in an adjustment of base salaries in 2007 was an adjustment designed to reflect market conditions in the San Francisco Bay Area. To make that determination, the compensation committee had to review the seniority and job responsibilities of each of its executives to ensure that it was making an appropriate market comparison. However, for 2007, seniority and job responsibilities were not factors that contributed to any salary adjustments.

  4.
  We note your response to our prior comment 8 and reissue that comment as follows.

  •
  Please describe the "related preclinical studies" you refer to on the top of page 97 for the 2006 corporate goals and milestones.

  •
  For 2006, please specifically describe how the cash incentive payments paid for 2006 were determined based upon the achievement of the corporate goals and milestones and individual performance goals outlined in this section. You have provided this description for Mr. Varian. Please also provide a similar description for the other executive officers.

  In response to the Staff's comment, the Company has revised the disclosure on pages 101-102 of the prospectus. The Company respectfully submits to the Staff that the "related preclinical studies" are components of the clinical goals and are not analyzed independently for the purpose of determining executive performance.

Confidential Treatment Request

The Company hereby requests, pursuant to 17 C.F.R. Section 200.83, that the contents of this letter marked by brackets be maintained in confidence, not be made part of any public record and not be disclosed to any person, as it contains confidential information. In accordance with 17 C.F.R. Section 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, the Company requests that it be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, the Company requests that you telephone me, James F. Fulton, Jr. of Cooley Godward Kronish LLP, counsel to the Company, at (650) 843-5103, rather than rely upon the United States mail for such notice.

Please do not hesitate to contact me if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ James F. Fulton, Jr.

James F. Fulton, Jr.

cc:
Paul Goddard, Ph.D., ARYx Therapeutics, Inc.
John Varian, ARYx Therapeutics, Inc.
Bruce K. Dallas, Esq., Davis Polk & Wardwell
Michael Hildreth, Ernst & Young LLP